FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For July 2009

Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc
Half-yearly financial report 2009
Period January 1, 2009 — June 30, 2009 (unaudited)

All amounts shown throughout this report are unaudited.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, July 30, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
Contacts
-  Investor Relations: Europe: +31 70 377 4540; USA: +1 212 218 3113 (USA investors)
-  Media: Europe: +31 70 377 3600

Royal Dutch Shell plc Half-yearly financial report	1

Half-yearly financial report 2009
Business Review for the six month period ended June 30, 2009
Presented under IFRS (unaudited)

$ million
	Six months ended June 30,
	2009	2008

Income for the period	7,419	20,955
Attributable to minority interest	109	316

Income attributable to Royal Dutch Shell plc shareholders	7,310	20,639

Earnings for the first six months of 2009 were $7,310 million compared to $20,639 million for the same period last year. Lower earnings mainly reflect the macro environment impacts on the Exploration & Production and Oil Products business segments.
Exploration & Production
Segment earnings for the first six months of 2009 were $3,031 million compared to $11,024 million for the same period last year. Earnings in the first six months of 2009 included a net gain of $236 million reflecting gains from tax credits of $235 million, a gain related to a lease litigation settlement of $229 million and gains from divestments of $135 million, partly offset by a charge of $293 million related to the mark-to-market valuation of certain UK gas contracts, a charge of $51 million related to pension adjustment for inflation in USA and a charge of $19 million related to a retirement healthcare plan modification in the USA. Earnings for the same period last year included a net gain of $32 million mainly from gains from divestments of $571 million, partly offset by a charge of $462 million related to the mark-to-market valuation of certain UK gas contracts and net tax charges of $77 million.
Earnings for the first six months of 2009 mainly reflected lower oil and gas prices on revenues, lower oil and gas production volumes and higher exploration expenses and non-cash pension charges, which were partly offset by lower royalty and tax expenses.
Global liquid realisations were 53% lower than a year ago, compared to a decrease in Brent of 53% and WTI of 54%. Outside the USA, gas realisations decreased by 21% whereas in the USA, gas realisations decreased by 60% compared to a decrease in Henry Hub of 58%.
Oil and gas production (excluding oil sands bitumen production) was 3,100 thousand barrels of oil equivalent per day (boe/d), a decrease of 4% compared to 3,246 thousand boe/d for the same period last year.
Production in the first six months of 2009 compared to the same period last year was mainly impacted by field decline, OPEC restrictions, lower natural gas demand, Nigeria security issues and divestments, partly offset by production sharing contracts pricing effects, new fields start-ups and continued ramp-up of fields started up over the last 12 months.
In Nigeria, the security situation remains a significant challenge. As a consequence, the Shell Petroleum Development Company of Nigeria Ltd’s onshore and shallow water oil and gas production declined from some 220 thousand boe/d (Shell share) in the first half of 2008 to approximately 130 thousand boe/d (Shell share) in the first six months of 2009.
Gas & Power
Segment earnings for the first six months of 2009 were $1,219 million to compared to $1,573 million for the same period last year. Earnings included charges of $21 million related to a pension adjustment for inflation in the USA of $14 million, a charge of $6 million related to a retirement healthcare plan modification in the USA and a charge of $1 million related to the mark-to-market valuation of certain gas contracts. In the first six months of 2008 earnings included a charge of $311 million reflecting charges related to the estimated fair value accounting of commodity derivatives relating to operational activities of $300 million and a charge of $11 million related to the mark-to-market valuation of certain gas contracts.
Excluding these items earnings compared to the same period last year reflecting lower oil prices on revenues, lower LNG sales volumes and reduced dividends received from an LNG joint venture.

Royal Dutch Shell plc Half-yearly financial report	2

In the first six months of 2009, LNG sales volumes of 5.95 million tonnes were 10% lower compared to the same period last year, mainly as a consequence of lower contributions from Nigeria LNG due to continued natural gas supply disruptions, which were partly offset by the ramp-up in sales volumes from Train 5, at the North West Shelf project, and the Sakhalin II LNG project.
Oil Sands
Segment earnings for the first six months of 2009 were $8 million compared to $600 million for the same period last year. Compared to the first six months of 2008, earnings mainly reflected the impact of significantly lower oil prices on revenues and higher operating costs.
Bitumen production was 76 thousand barrels per day (b/d) compared to 78 thousand b/d in the same period last year. Upgrader availability was 92% compared to 94% for the same period last year.
Oil Products
Segment earnings for the first six months of 2009 were $2,559 million compared to $6,906 million for the same period last year. In the first six months of 2009 earnings benefited from the impact of increasing crude prices on inventory by $1,722 million compared to a benefit of $4,637 million in the same period last year. Earnings included charges of $797 million, reflecting non-cash charges related to the estimated fair value accounting of commodity derivatives relating to operational activities of $500 million, a pension adjustment for inflation in the USA of $80 million, tax charges of $56 million, an asset impairment of $120 million and a charge of $41 million related to a retirement healthcare plan modification in the USA. In the first six months of 2008 earnings included a net charge of $269 million, reflecting non-cash charges related to fair value accounting of commodity derivatives of $450 million, a divestment gain of $167 million and a tax credit of $14 million.
After taking into account the impact of rising crude prices on our inventory, earnings reflected significantly lower refining earnings, which were partly offset by higher marketing contributions.
Industry refining margins declined worldwide compared to the same period a year ago. Refinery availability increased to 93% compared to 92% in the same period last year, mainly due to lower planned and unplanned maintenance activities.
Significantly lower refining earnings mainly reflected lower worldwide realised refining margins and reduced demand for refined products.
Marketing earnings increased from a year ago, reflecting higher retail, B2B and lubricant earnings and improved trading contributions.
Oil Products (marketing and trading) sales volumes declined by 9% compared to the same period last year. Marketing sales volumes were 5% lower than in the same period last year and, excluding the impact of divestments, 3% lower, mainly because of lower commercial fuels sales.
Chemicals
Segment results for the first six months of 2009 were a loss of $79 million compared to earnings of $505 million for the same period last year. Results in the first six months of 2009 included charges of $86 million reflecting an impairment charge of $57 million, a $19 million pension adjustment for inflation in the USA and a $10 million retirement healthcare plan modification in the USA. In the first six months of 2008 earnings included a net charge of $206 million, reflecting impairment of assets and provisions of $265 million, which was partly offset by a divestment gain of $59 million.
In the first six months of 2009 earnings benefited from the effect of increasing feedstock prices on inventory by $13 million in 2009 compared to $446 million for the same period last year. After taking into account the impact of change in feedstock prices, the loss was $92 million compared to earnings of $59 million last year, reflecting lower sales volumes, lower realised margins and non-cash pension charges, which were partly offset by higher income from equity-accounted investments and lower operating costs.
Sales volumes decreased by 19% compared to the first six months of 2008, mainly as a result of reduced global demand.

Royal Dutch Shell plc Half-yearly financial report	3

Chemicals manufacturing plant availability was 90%, 5% points lower than in the first six months of 2008. The reduced global demand for chemical products has significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 66% from 85% in the first six months of 2008.
Corporate
Segment earnings for the first six months of 2009 were $681 million compared to $347 million for the same period last year. Earnings in the first six months of 2009 included a net gain of $145 million, reflecting tax credits of $162 million and a charge of $17 million related to a retirement healthcare plan modification in the USA.
Compared to the first six months of 2008, earnings mainly reflected higher currency exchange gains combined with lower net interest income and increased tax credits.
PORTFOLIO DEVELOPMENTS
Exploration & Production
In Russia, the Sakhalin II project (Shell share 27.5%) delivered first gas production from the Lunskoye A platform and also commenced LNG exports. The Sakhalin II project is expected to deliver 395 thousand boe/d of peak production (100% basis) after full ramp-up.
In the USA, the final investment decision (FID) was taken on the Caesar Tonga project (Shell share 22.4%), with estimated peak production of 40 thousand boe/d (100% basis).
Also in the USA, Shell was the apparent highest bidder on 39 of 54 blocks in Lease Sale 208 in the Gulf of Mexico.
In Guyana, Shell acquired a 25% interest in the Stabroek exploration license covering an area of some 47 thousand km2.
In Abu Dhabi, Shell signed an agreement with Abu Dhabi National Oil Company (ADNOC) to extend the GASCO Joint Venture for a further twenty years. GASCO’s operations are mainly focused on gas processing and natural gas liquid (NGL) extraction.
During the first half of 2009, Shell made 6 notable discoveries in the US Gulf of Mexico, Australia, Malaysia and Norway. Shell also increased its overall acreage position through acquisitions of new exploration licences in Guyana, Italy, Brazil, USA, Norway, Egypt and Jordan.
In Brazil, on July 13, 2009, production started from the multi-field Parque das Conchas (BC-10) project (Shell share 50%). Production wells, which are some 2 kilometres deep, are linked to a Floating Production, Storage and Offloading (FPSO) vessel with a capacity to process 100 thousand barrels of oil and 50 million cubic feet of natural gas a day (100% basis).
Gas & Power
In Russia, following the start-up of LNG production, the first LNG cargo was lifted from the Sakhalin II project (Shell share 27.5%), which will have an LNG capacity of 9.6 million tonnes per annum (100% basis) after full ramp-up.
LIQUIDITY AND CAPITAL RESOURCES
Net cash from operating activities in the first six month of 2009 was $8.5 billion compared to $21.0 billion for the same period last year. In the first six months of 2009 the net cash from operating activities was impacted by cash contributions to pension funds of over $3.6 billion. Cash and cash equivalents amounted to $10.6 billion at June 30, 2009 (June 30, 2008: $9.0 billion).
Total short and long-term debt increased to $30.1 billion at June 30, 2009 from $16.4 billion at June 30, 2008. During the first six months of 2009, Shell issued $13.1 billion of new debt with maturity periods ranging from 2012 through 2018. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Capital investment in the first six month 2009 was $15.1 billion of which $8.0 billion was invested in the Exploration & Production, $2.7 billion in Oil Products and $1.9 billion in Gas & Power. This included new loans to equity-accounted investments of $1.4 billion mainly in the Oil Products segment. Capital investment in the same period of 2008 was $16.1

Royal Dutch Shell plc Half-yearly financial report	4

billion of which $10.1 billion was invested in the Exploration & Production, $1.5 billion in Oil Products and $2.1 billion in Gas & Power.
Gross proceeds from divestments in the first six months of 2009 were $0.5 billion compared to $2.7 billion for the same period last year. Dividends of $0.42 per share were declared on April 29, 2009 and July 30, 2009 totaling $0.84 per share in respect of the first and second quarters of 2009.
PRINCIPAL RISK AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2008 (pages 14 to 16) and are summarised below. There are no material changes in those Risk Factors with the exception that the Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, would likely have an impact on Shell’s existing and future activities in that country.
A summary of the Risk Factors described in the Annual Report and Form 20-F for the year ended December 31, 2008 is set out below:
•	Shell ’s operating results and financial condition are exposed to fluctuating prices for oil, natural gas, oil products and chemicals.
•	Shell’s future hydrocarbon production depends on the delivery of capital projects, some of them large and complex, as well as the ability to replace oil and gas and oil sands reserves.
•	Shell’s ability to achieve its strategic objectives depends on our reaction to competitive forces.
•	An erosion of Shell’s business reputation would adversely impact our licence to operate, our brand, our ability to secure new resources and our financial performance.
•	Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher cost.
•	The nature of Shell’s operations exposes us to a wide range of significant health, safety, security and environment (HSSE) risks.
•	Shell operates in more than 100 countries, with differing degrees of political stability. This exposes us to a wide range of political developments and resulting changes to laws and regulations.
•	Our investment in joint ventures and associated companies may reduce our degree of control as well as our ability to identify and manage risks.
•	Reliable information technology (IT) systems are a critical enabler of our operations.
•	Shell’s future performance depends on successful development and deployment of new technologies.
•	Skilled employees are essential to the successful delivery of Shell’s strategy.
•	Shell is subject to many legal regimes, with different fiscal and regulatory systems, as well as to changes in legislation.
•	Economic and financial market conditions affect our profitability.
•	The estimation of reserves is not an exact calculation and involves subjective judgements based on available information.
•	Shell’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.
•	Violations of antitrust and competition law pose a financial risk for Shell and expose Shell or our employees to criminal sanctions.
•	An erosion of the business and operating environment in Nigeria could adversely impact our earnings and financial position.
•	Shell has investments in Iran and Syria, countries against which the US government imposed sanctions. We could be subject to sanctions or other penalties in connection with these activities.
•	Shell faces property and liability risks and does not insure against all potential losses.
•	Shell’s business model involves trading, treasury and foreign exchange risks.
•	Shell has substantial pension commitments, whose funding is subject to capital market risks.
•	Shell companies face the risk of litigation and disputes worldwide.
•	Shell is currently under investigation by the United States Securities and Exchange Commission and the United States Department of Justice for violations of the US Foreign Corrupt Practices Act.

Royal Dutch Shell plc Half-yearly financial report	5

Unaudited Condensed Consolidated Interim Financial Statements
Condensed Consolidated Statement of Income

$ million
	Six months ended June 30,
	2009	2008

Revenue[A]	122,104	245,721
Cost of sales	104,660	206,041

Gross profit	17,444	39,680
Selling, distribution and administrative expenses	7,646	8,413
Exploration	1,102	733
Share of profit of equity-accounted investments	2,463	5,096
Net finance costs and other (income)/expense	(418)	(193)

Income before taxation	11,577	35,823
Taxation	4,158	14,868

Income for the period	7,419	20,955

Income attributable to minority interest	109	316

Income attributable to Royal Dutch Shell plc shareholders	7,310	20,639

$
	Six months ended June 30,
	2009	2008

Basic earnings per share (see Note 3)	1.19	3.34
Diluted earnings per share (see Note 3)	1.19	3.33

[A]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $36,806 million in 2009 and $48,382 million in 2008.
Condensed Consolidated Statement of Comprehensive Income

$ million
	Six months ended June 30,
	2009	2008

Income for the period	7,419	20,955
Other comprehensive income, net of tax:
Currency translation differences	3,583	1,963
Unrealised gains/(losses) on securities	105	(249)
Unrealised gains/(losses) on cash flow hedges	140	21
Share of other comprehensive income of equity-accounted investments	57	8

Other comprehensive income	3,885	1,743

Comprehensive income	11,304	22,698

Comprehensive income attributable to minority interest	(112)	(206)

Comprehensive income attributable to Royal Dutch Shell plc shareholders	11,192	22,492

The Notes on pages 10 to 11 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Half-yearly financial report 6

Condensed Consolidated Balance Sheet

$ million
	June 30, 2009	Dec 31, 2008

ASSETS
Non-current assets
Intangible assets	5,197	5,021
Property, plant and equipment	121,708	112,038
Investments:
equity-accounted investments	29,986	28,327
financial assets	4,130	4,065
Deferred tax	4,144	3,418
Pre-paid pension costs	9,640	6,198
Other	8,886	6,764

	183,691	165,831
Current assets
Inventories	24,921	19,342
Accounts receivable	72,529	82,040
Cash and cash equivalents	10,596	15,188

	108,046	116,570

Total assets	291,737	282,401

LIABILITIES
Non-current liabilities
Debt	25,469	13,772
Deferred tax	13,726	12,518
Retirement benefit obligations	5,787	5,469
Other provisions	13,259	12,570
Other	4,619	3,677

	62,860	48,006

Current liabilities
Debt	4,621	9,497
Accounts payable and accrued liabilities	76,298	85,091
Taxes payable	10,205	8,107
Retirement benefit obligations	410	383
Other provisions	2,221	2,451

	93,755	105,529

Total liabilities	156,615	153,535

EQUITY
Equity attributable to Royal Dutch Shell plc shareholders	133,509	127,285
Minority interest	1,613	1,581

Total equity	135,122	128,866

Total liabilities and equity	291,737	282,401

The Notes on pages 10 to 11 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Half-yearly financial report 7

Condensed Consolidated Statement of Changes in Equity

$ million
	Equity attributable to Royal Dutch Shell plc shareholders
	Ordinary	Treasury	Other	Retained		Minority
	share capital	shares	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Comprehensive income	—	—	3,882	7,310	11,192	112	11,304
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	3	3	19	22
Dividends paid	—	—	—	(5,257)	(5,257)	(99)	(5,356)
Treasury shares: net sales/(purchases) and dividends received	—	234	—	—	234	—	234
Repurchases of shares	—	—	—	—	—	—	—
Share-based compensation	—	—	(175)	227	52	—	52

At June 30, 2009	527	(1,633)	6,885	127,730	133,509	1,613	135,122

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968

Comprehensive income	—	—	1,853	20,639	22,492	206	22,698
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	59	59	52	111
Dividends paid	—	—	—	(4,818)	(4,818)	(166)	(4,984)
Treasury shares: net sales/(purchases) and dividends received	—	442	—	—	442	—	442
Repurchases of shares	(5)	—	5	(2,237)	(2,237)	—	(2,237)
Share-based compensation	—	—	(107)	18	(89)	—	(89)

At June 30, 2008	531	(1,950)	15,899	125,329	139,809	2,100	141,909

[A] See Note 2.
The Notes on pages 10 to 11 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Half-yearly financial report	8

Condensed Consolidated Statement of Cash Flows

$ million
	Six months ended June 30,
	2009	2008

Cash flow from operating activities:
Income for the period	7,419	20,955
Adjustment for:
Current taxation	4,211	15,106
Interest (income)/expense	700	447
Depreciation, depletion and amortisation	6,369	6,585
(Gains)/losses on sale of assets	(285)	(1,038)
Decrease/(increase) in net working capital	(3,200)	(8,967)
Share of profit of equity-accounted investments	(2,463)	(5,096)
Dividends received from equity-accounted investments	2,219	4,199
Deferred taxation and other provisions	(586)	170
Other	(1,790)	104

Net cash from operating activities (pre-tax)	12,594	32,465
Taxation paid	(4,116)	(11,435)

Net cash from operating activities	8,478	21,030

Cash flow from investing activities:
Capital expenditure	(12,791)	(14,781)
Investments in equity-accounted investments	(1,854)	(1,137)
Proceeds from sale of assets	478	2,471
Proceeds from sale of equity-accounted investments	220	333
Proceeds from sale of/(additions to) financial assets	(52)	285
Interest received	170	554

Net cash used in investing activities	(13,829)	(12,275)

Cash flow from financing activities:
Net Increase/(decrease) in debt with maturity period within three months	(5,634)	(24)
Other debt:
New borrowings	13,928	316
Repayments	(1,816)	(2,143)
Interest paid	(524)	(667)
Change in minority interest	19	27
Dividends paid to:
Royal Dutch Shell plc shareholders	(5,257)	(4,818)
Minority interest	(99)	(166)
Repurchases of shares	—	(2,423)
Treasury shares: net sales/(purchases) and dividends received	87	442

Net cash from/(used in) financing activities	704	(9,456)

Currency translation differences relating to cash and cash equivalents	55	35

Increase/(decrease) in cash and cash equivalents	(4,592)	(666)

Cash and cash equivalents at January 1	15,188	9,656

Cash and cash equivalents at June 30	10,596	8,990

The Notes on pages 10 to 11 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Half-yearly financial report	9

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell” or the “Shell group”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2008 (pages 118 to 122), except for the adoption of revised IAS 1 “Presentation of Financial Statements” with effect from January 1, 2009. Revised IAS 1 requires the presentation of a statement of comprehensive income and minor changes to the statement of changes in equity; there is no impact on Shell’s reported income or equity.
The six-month period ended June 30, 2009 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”.
In accordance with DTR 4.2.9(2) of the UK Disclosure and Transparency Rules (DTRs), it is confirmed that this publication has not been audited or reviewed by auditors pursuant to the Auditing Practices Board guidance on Review of Interim Financial Information.
The Condensed Consolidated Interim Financial Statements do not comprise statutory accounts. Statutory accounts for the year ended December 31, 2008 were approved by the Board of Directors on March 11, 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.
2. Other reserves

$ million
					Accumulated
		Capital			other
	Merger	redemption	Share premium	Share plan	comprehensive
	reserve[A]	reserve	reserve	reserve	income	Total

At January 1, 2009	3,444	57	154	1,192	(1,669)	3,178

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	3,882	3,882
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(175)	—	(175)

At June 30, 2009	3,444	57	154	1,017	2,213	6,885

At January 1, 2008	3,444	48	154	1,122	9,380	14,148

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,853	1,853
Repurchases of shares	—	5	—	—	—	5
Share-based compensation	—	—	—	(107)	—	(107)

At June 30, 2008	3,444	53	154	1,015	11,233	15,899

[A] The merger reserve was established in 2005, when Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell shares issued and the nominal value of Royal Dutch and Shell Transport shares received.

Royal Dutch Shell plc
Half-yearly financial report	10

3. Earnings per share

	Six months ended June 30,
	2009	2008

Income attributable to Royal Dutch Shell plc shareholders ($ million)	7,310	20,639

Basic weighted average number of ordinary shares	6,124,153,494	6,182,927,817
Diluted weighted average number of ordinary shares	6,126,901,303	6,199,685,973

4. Information by business segment
Six months ended June 30, 2009

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	4,892	9,163	7	98,059	9,944	39	122,104
Inter-segment	12,661	292	870	806	1,339	—

Segment earnings	3,031	1,219	8	2,559	(79)	681	7,419

Six months ended June 30, 2008

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	10,654	11,979	614	197,442	25,013	19	245,721
Inter-segment	25,184	726	1,621	2,255	3,236	—

Segment earnings	11,024	1,573	600	6,906	505	347	20,955

5. Ordinary share capital

$ million
	June 30, 2009	June 30, 2008

Allotted, called up and fully paid
Class A ordinary shares	300	300
Class B ordinary shares	227	231
Sterling deferred	[A]	[A]

	527	531

[A]	Less than $1 million.

Royal Dutch Shell plc
Half-yearly financial report	11

Responsibility statement
It is confirmed that to the best of our knowledge: (a) the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’; (b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months of the financial year and description of principal risks and uncertainties for the remaining six months of the financial year); and (c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties transactions and changes thereto).
The Directors of Royal Dutch Shell plc are as listed in the Annual Report and Form 20-F for the year ended December 31, 2008 except that:
•	Maarten van den Bergh retired as a Director on May 19, 2009;

•	Linda Cook resigned as a Director on June 1, 2009; and

•	Simon Henry was appointed as a Director with effect from May 20, 2009.

/s/ Peter Voser	/s/ Simon Henry
Chief Executive Officer	Chief Financial Officer

July 30, 2009	July 30, 2009

Royal Dutch Shell plc
Half-yearly financial report	12

This Report on Form 6-K is incorporated by reference into:
a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	Michiel Brandjes /s/

Name: Michiel Brandjes
Title: Company Secretary
Date: July 30, 2009